Exhibit (a)(15)

[Form of supplemental e-mail to be sent to Eligible Security Holders on July 6, 2006]

The expiration date of the Offer to Exchange has been extended to 5:00 p.m., Eastern Daylight Time on July 14, 2006. Your Letter of Transmittal must be received by XL by this new expiration date (unless XL further extends the offer period) or it will not be given effect.